5-5-1-02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2002

JAZZTEL P.L.C.
(Translation of registrant's name into English)

c/o Jazz Telecom, S.A.
Avenida de Europa 14
Parque Empresarial La Moraleja
28108 Alcobendas, Madrid, Spain
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

MATERIAL DISCLOSURE

Attached as Exhibit 1 is a copy of a press release issued by the Registrant on May 9, 2002 announcing its first quarter results and the intention of the Registrant to delist from the Nasdaq national market system.

This information is incorporated by reference into the prospectus relating to the Registration Statement on Form F-3 (No. 333-13034) and Post-Effective Amendment No. 1 on Form F-3 to Registration Statement on Form F-1 (No. 333-12024), filed by the Registrant.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JAZZTEL P.L.C.
(Registrant)

Date: May 9, 2002

By:
Jose Manuel de Carlos
Secretary

JAZZTEL

JAZZTEL PLC FIRST QUARTER 2002 RESULTS

Jazztel announces further reductions in operating losses and launches a process to restructure its high yield debt

Madrid, 9th May, 2002 – Jazztel p.l.c. (NASDAQ, Nasdaq Europe: JAZZ and the Nuevo Mercado in Spain: JAZ), the leading pan-Iberian competitive provider of broadband communication services, today announced results for the first quarter of 2002. Amounts are presented in Euros and in accordance with US GAAP.

Highlights of the quarter [1]

Financial

- First quarter revenues amounted to Euro 53.0 million compared to Euro 46.6 million in the first quarter of 2001, representing an increase of 13.7%. Compared with the previous quarter, revenues decreased 4.5% from Euro 55.5 million.
- Direct access revenues amounted to Euro 12.3 million increasing 51.9% from Euro 8.1 million in the same period of 2001. Compared with the previous quarter, revenues decreased 18.0% from Euro 15.0 million. This reduction is primarily due to the current economic conditions, which is affecting some of our larger customers, and for a lesser degree our election to migrate lower yielding accounts to Indirect Access. This migration is intended to increase our focus on high profit and fast payback customers in order to reduce cash consumption and increase operating profitability.
- Indirect Access Revenues grew to Euro 21.7 million, up 3.8% from Euro 20.9 million in the last quarter of 2001. Compared to the first quarter in 2001, indirect access revenues decreased 22.8% from Euro 28.1 million.
- Gross margin improved both in absolute terms and as a percentage of revenues to Euro 19.0 million. In absolute terms Gross Margin grew by Euro 11.5 million, a 150.0% increase over the same period in 2001, and by Euro 0.7 million, a 8.7% increase over Q4 2001. As a percentage of revenues, Gross Margin amounted to 35.8% in the first quarter of 2002 up from 16.3% in the same period of 2001 and 33.0% in the previous quarter.
- The evolution of adjusted EBITDA[2] showed a similar positive trend. Adjusted EBITDA improved from negative Euro 26.8 million in Q1 2001 to negative Euro 14.9 million in Q1 of 2002. On a quarterly basis, adjusted EBITDA improved by Euro 3.0 million from negative Euro 17.9 million in the fourth quarter of 2001. This represents a decrease in EBITDA losses of 16.8%. As a percentage of revenues, adjusted EBITDA improved from negative 57.5% in the first quarter of 2001 to negative 28.1% in the first quarter of this year. On a quarterly basis adjusted EBITDA came down to negative 28.1% from negative 32.3% in the fourth quarter 2001.
- Net losses continued to show a positive evolution. Net losses decreased from negative Euro 62.4 million in the first quarter of 2001, to negative Euro 33.1million in Q1 of 2002, a 47% reduction. On a quarterly basis net loss decreased from Euro 58.0 million in the fourth quarter of 2001, to negative Euro 33.1 million in the first quarter of 2002.

---

[1] Beginning in the fourth quarter of 2001 we changed our accounting treatment with respect to Banda 26 from the equity method to consolidating it because during the third quarter we acquired an additional 40% of Banda 26, giving us 91% of it. As a result, in the fourth quarter we recognized a one time charge to record this change in accounting treatment for the first 9 months of 2001. Unless otherwise indicated, we have excluded the following adjustments made for the first 9 months of 2001 from the results for the fourth quarter of 2001 in order to present the fourth quarter of 2001 and the first quarter of 2002 on a comparable basis. The adjustments which have been excluded were Euro 0.2 million improvement in revenues, Euro 4.9 million in Gross Margin and Euro 5.2 million in Adjusted EBITDA.

[2] Adjusted EBITDA is defined as EBITDA excluding non cash items related to stock options charged in the quarter.

Operational

- Total traffic on the Jazztel network amounted to 856 million minutes in the first quarter 2002, a 14.6% increase over the same period of 2001. Total traffic decreased 5.0% compared to the fourth quarter of 2001.
- Total contracts signed for direct access provisioning reached 2,737 by the end of the first quarter of 2002, a 10.3% increase from 2,481 contracted customers at the end of the previous quarter. A total of 256 new contracts were signed during the first quarter 2002, compared with 340 in the previous quarter.
- Number of sites connected increased to 2,296, up from 1,955 in the previous quarter.
- Operational rings increased to 74, up from 73 in the fourth quarter of 2001. Operational rings are deployed in 18 cities in Spain and Portugal including, amongst others, Madrid, Barcelona, Bilbao, Valencia, Sevilla, Zaragoza, Malaga, Albacete, Vigo, Lisbon and Porto.
- Operational LMDS base stations with connected clients amounted to 55 in Spain and Portugal, up from 43 at the end of the fourth quarter 2001.
- Following successful trials to offer DSL local loop unbundling in Delicias Central Office in Madrid, we asked for access in 42 additional Central Offices and we have started to connect our first xDSL customers during the first quarter of 2002. As of March 31st 2002, 11 customers were awaiting to get connected. The reception of our "masDSL" offer has been very successful. Trials are currently underway in Portugal.
- Local access network deployment covers 2,765 km which represents an increase of 673 km over the first quarter 2001 and an increase of 67 km over the previous quarter.

Other Significant Events

- The demand for our services has deteriorated in the last several months and we currently expect that trading conditions will remain difficult in the near future. As a result, our operating performance may suffer. Although it is very difficult to make accurate forecasts under these circumstances, Jazztel lowers its financial guidance for 2002. The Company believes revenues will range between Euro 230 and 260 million and Adjusted EBITDA will range between negative Euro 25 and 45 million for 2002. Given these lower growth rates, the Company expects to incur between Euro 50 and 70 million of CAPEX, lower than previously forecasted. The Company believes that it will achieve EBITDA breakeven during the first half of 2003.
- During the first quarter of 2002, Euro 56.8 million of Jazztel High Yield bonds were repurchased for Euro 21.4 million. This transaction reduced the total debt outstanding and generated capital gains of Euro 35.4 million.The combined effect of the repurchase program and the one conducted in the third quarter of 2001 has resulted in a 20.1% reduction of High Yield debt outstanding from Euro 846 million at the end of the second quarter of 2001 to Euro 676 million as of March 31, 2002.
- On April 16th, 2002, Jazztel publicly announced the appointment of Goldman Sachs and JP Morgan as its financial advisors in formulating a strategy to restructure its Euro 676 million of outstanding high yield debt and to reduce its interest expense. The Company is currently in discussions with its largest creditors and expects to begin discussions with an ad hoc commitee of bondholders shortly. Bondholders interested in joining the ad hoc commitee should contact the Company or its advisors.
- Jazztel continues to adjust its cost base in light of its reduced growth prospects. In this context, the Company has reduced 143 staff and external positions in 2001 and contemplates further reductions of approximately 235 employees. The latter reduction represents a total of 28% of its Telecom business workforce[3]. This new cost reduction program is currently underway and is aimed to produce additional annual SG&A savings of over Euro 20 million.
- The Company's board of directors had approved the delisting of the Company's American Depositary Receipts from the Nasdaq National Market. The Company has requested that the last day of trading on the Nasdaq National Market System be Friday, May 31, 2001.The

[3] Total workforce excluding Adatel and CCS. At period end.

Company had decided to delist since it is no longer a significant market for Jazztel investors given the limited trading activity in the ADR's on the Nasdaq National Market.

Financial Position

- Jazztel's total cash position at March 31st, was Euro 185.9 million. This includes a total of Euro 83.5 million in restricted cash for the payment of interest on the high yield notes, Euro 19.3 million in the form of a cash deposit pledged to the Government in respect of the commitments for its license obligations regarding Banda26 and a Euro 11.2 million cash counterguarantee in favour of the Ministry of Finance (Agencia Tributaria), regarding the claim against the 2000 spectrum fee for the LMDS license, which is currently being challenged in the Spanish courts. We believe that it is unlikely that Jazztel will have full access to restricted funds during 2002. Excluding these restricted funds, Jazztel had Euro 71.9 million of freely available cash at March 31, 2002, which management expects will be sufficient to fund operations until the end of 2002. In addition, Jazztel has a senior credit facility available for its Spanish subsidiary, Jazz Telecom S.A.. As previously announced, Jazztel has obtained a waiver from the lenders under its bank facility that allows Jazztel Plc to negotiate a restructuring of its high yield debt and Jazz Telecom S.A. to borrow up to Euro 50 million, subject to continued compliance with the terms of the facility, until the end of February 2003. Jazztel borrowed Euro 10 million of the revolving credit tranche in April 2002.

Financial Statistics

Euro (Million)	Q1 2001	Q4 2001	Q4 2001 [(a)] (Pro-forma)	Q1 2002	Q1 2001 % Growth	Q4 2001 (Pro-forma) % Growth
Revenues	46.6	55.7	55.5	53.0	13.7%	-4.5%
Gross Margin	7.6	23.2	18.3	19.0	150.0%	3.8%
% of sales	16.3%	41.7%	33.0%	35.8%	119.8%	8.7%
Adjusted EBITDA [(b)]	-26.8	-12.6	-17.9	-14.9	44.4%	16.8%
% of sales	-57.5%	-22.6%	-32.3%	-28.1%	n.a.	n.a.
Capex [(c)]	54.2	58.6	58.6	21.6	-60.1%	-63.1%

(a) Excludes one time consolidation adjustment proposed by our auditors. The elimination of this adjustment reduces Revenues by Euro 0.2 million, Gross Margin by Euro 4.9 million and Adjusted EBITDA by Euro 5.2 million.
(b) Excludes impact of non-cash accounting charges for option grants of Euro 2.4 million in the first quarter 2001, Euro 1.1 million in the fourth quarter of 2001 and Euro 2.0 million in the first quarter 2002.
(c) Includes Cash Capex and IRU payments.

Operational Statistics

	Q1 2001	Q4 2001	Q1 2002	Q1 2001 % Growth	Q4 2001 % Growth
Network Deployment					
Local access km	2,092	2,698	2,765	32.2%	2.5%
Backbone km	5,733	5,874	5,874	2.5%	0.0%
Direct Access					
Direct access human resources *	165	175	184	11.5%	5.1%
Contracts Signed	1,786	2,481	2,737	53.2%	10.3%
Customer sites in service	943	1,955	2,296	143.5%	17.4%
Indirect Access					
Number of customers	708,763	725,873	732,286	3.3%	0.9%
Number of lines	1,157,383	1,184,122	1,197,030	3.4%	1.1%
Internet & Value Added Services					
Active Jazznet customers	7,546	8,586	8,886	17.8%	3.5%
Carrier Services					
Traffic Termination contracts	34	37	38	11.8%	2.7%
Wholesale capacity contracts	18	21	26	44.4%	23.8%
Minutes of Traffic (millions)	747	901	856	14.6%	-5.0%
Headcount**	806	844	831	3.1%	-1.5%

* Includes sales force of 121 and 136 and technical staff 54 and 48 in Q4 2001 and Q1 2002, respectively.
** Excluding Adatel and CCS. At period end.

Summary of Performance [4]

The Jazztel Group generated total revenues of Euro 53.0 million in the first quarter 2002, a 13.7% growth from the Euro 46.6 million generated in the first quarter 2001. Gross margin improved from Euro 7.6 million in the first quarter 2001 to 19.0 million in the first quarter 2002, a 150.0% increase. Gross margin as percentage of sales improved to 35.8% in the first quarter 2002 from 33.0% in the fourth quarter 2001. Adjusted EBITDA decreased to negative Euro 14.9 million from negative Euro

[4] All the figures related to the fourth quarter 2001exclude a one time consolidation adjustment. See Note 1

17.9 million for the last quarter 2001. Adjusted EBITDA as a percentage of sales improved to negative 28.1% during the first quarter 2002 up from negative 57.5% in the first quarter 2001.

Antonio Carro, Chief Executive Officer of Jazztel, declared: "The first quarter 2002 has shown that even under a scenario of negative quarter on quarter growth in revenues the business is able to show significant improvements in margins. We intend to continue our efforts to improve gross and EBITDA *margins in order to reduce cash burn and focusing on profitable growth*".

Major operational achievements

During the first quarter 2002 Jazztel confirmed its ability to grow its customer base and the number of clients connected to its network. The Group had signed by the end of the first quarter 2002 a total of 2,737 contracts for direct service provisioning and had connected 2,296 customer sites directly to its network, which represents a 17.4% increase over the previous quarter figures.

Antonio Carro commented on these developments: "We are very encouraged by the evolution of direct access provisioning and the rapid growth of direct connections. This shows that even in adverse circumstances we are able to attract customers with our product offering and our personalized customer care. On the other hand we want to get returns from this business as soon as possible. For this reason during the first quarter of 2002 we started to migrate some of the lower yielding direct access customers to indirect access in order to improve operating profitability. We also saw a turn-around in our Indirect Services, stopping and even reversing the downward trend of the last quarters of 2001."

Additionally, Antonio Carro commented: "We continue the deployment of LMDS base stations and already have 55 in Spain and Portugal with connected customers. In addition, we have asked for access to 42 Central Offices of Telefonica and during the first quarter we connected our first xDSL customers. Our new product másDSL (DSLplus) is proving to be highly competitive and is the only symmetric DSL service for voice and data currently available in Spain. We are very encouraged by customer response and expect to grow this business significantly in the near future"

As of March 31st 2002, the Group had built 2,765 local access km, a growth of 673 km over the km built by the end of March 2001. Antonio Carro commented: "As per our commitment of increasing our operating performance, Jazztel is focusing on adding customers to our existing network rather than on expanding our network further. This will enable us to more effectively control our cost and investment structure in order to reduce cash burn and to reverse the negative revenue growth."

	Q1 2001	Q4 2001	Q1 2002	Q1 2001 % Growth	Q4 2001 % Growth
Km completed*	2,092	2,698	2,765	32.2%	2.5%
Metropolitan Areas Operational*	16	73	74	362.5%	1.4%

* At period end

Financial Information

Miguel Salís, Chief Financial Officer of Jazztel, commented on the first quarter 2002 results: "Once again we have managed to grow operating margins. We have improved our gross margin figures both in absolute terms and as a percentage of sales from Euro 18.3 million in the fourth quarter 2001 to Euro 19.0 million in the first quarter 2002, a 3.8% increase. As a percentage of sales, the gross margin has increased from 33.0% for the last quarter of 2001 to 35.8% in the first quarter 2002. Additionally, we were able to continue reducing our EBITDA losses by Euro 3.0 million in the first quarter of 2002.[5]"

[5] Excluding one off-consolidation adjustment proposed by our auditors.

Miguel Salis commented: "Despite this positive trend in our margins, which is in line with our forecasts, the change in the overall operating environment leads us to a more prudent view in both top line growth and margin evolution. We believe that the current restructuring initiative may negatively impact the business over the next months and that our operating performance may suffer. Although it is very difficult to make accurate forecasts under these circumstances, Jazztel is lowering its financial guidance for 2002. We believe that revenues will range between Euro 230 and 260 million and Adjusted EBITDA will range between negative Euro 25 and 45 million for 2002. Given these lower growth rates, we expect to incur between Euro 50 and 70 million of CAPEX. The company believes that it will achieve EBITDA breakeven sometime during the first half of 2003."

Miguel Salis continued: "In this context we also continue the adjustment process of our cost base We have reduced 53 staff and 90 external positions in 2001 and contemplate further reductions of approximately 235 employees, a total of 28% of our Telecom business workforce. This reduction process is currently under way and is aimed to reduce SG&A expenses by over Euro 20 million per annum".

On the financial front and as previously announced, during the first quarter of 2002 we repurchased Euro 56.8 million bonds in the open markets for a total of Euro 21.4 million. The combined effect of this open market repurchase, together with the Euro 114.3 million bond buyback repurchase announced in 2001, resulted in a reduction of our total high yield debt outstanding from Euro 846 million at the end of the second quarter of 2001 to Euro 676 million as of March 31, 2002, an aggregate reduction of 20.1%. These repurchases reduced our funding needs to peak funding and generated capital gains in excess of Euro 113.6 million.

On April 16th 2002, Jazztel announced that it has appointed Goldman Sachs International and JP Morgan as its financial advisers in formulating a strategy to restructure its Euro 676 million of outstanding high yield debt and to reduce its interest expense. If completed, this transaction should significantly reduce Jazztel's debt and, greatly enhance its viability. Bondholders interested in joining the ad hoc commitee should contact the Company or its advisors.

NASDAQ Delisting. Mr. Salis also stated that the Company's board of directors had approved the delisting of the Company's American Depositary Receipts from the Nasdaq National Market. The Company has requested that the last day of trading on the Nasdaq National Market System be Friday, May 31, 2002. The Company expects that its request to delist as of that date will be approved by Nasdaq. Mr. Salis explained that the Company had decided to delist from the Nasdaq National Market in order to focus on its restructuring plans and to further concentrate the trading of its shares on the Nuevo Mercado in Madrid. He added that that Nasdaq was no longer a significant market for Jazztel investors given the relatively low number of holders of its ADR's and limited trading activity in the ADR's on the Nasdaq National Market.

Revenues for the quarter ended on March 31, 2002 were Euro 53.0 million, up from Euro 46.6 million in the first quarter 2001, representing a 13.7% growth. Direct access activities reached Euro 12.3 million in the first quarter 2002, a 51.9% increase compared to the same quarter of 2001. Internet and Value Added Services increased to Euro 13.4 million or 106.2% compared to the first quarter of 2001 but decreased by 15.2% from the previous quarter. Indirect access revenues increased 3.8% to Euro 21.7 million in the first quarter of 2002 from Euro 20.9 million in the fourth quarter of 2001. Carrier service revenues have increased 37.5% to Euro 5.5 million from Euro 4.0 million in the previous quarter.

Business Lines (Euro Million)[6]	Q1 2001	Q4 2001	Q4 2001 (Pro-forma)	Q1 2002	Q1 2001 % Growth	Q4 2001 (Pro-forma) % Growth
Indirect Access	28.1	20.9	20.9	21.7	22.8%	3.8%
Direct Access	8.1	15.0	15.0	12.3	51.9%	-18.0%
Carrier services	3.7	4.1	4.0	5.5	48.6%	37.5%
Internet Services(*)	6.5	15.8	15.8	13.4	106.2%	-15.2%
Other Revenues	0.2	-0.1	-0.2	0.2	0.0%	-200.0%
Total Revenues	46.6	55.7	55.5	53.0	13.7%	-4.5%

(*) Internet revenues includes revenues generated by CCS, our Software consulting and implementation subsidiary. Revenues generated by CCS were nil for the first quarter of 2001, Euro 9.8 million for the fourth quarter of 2001 and Euro 8.5 million for the first quarter of 2002.

Cost of Sales were Euro 34.0 million for the first quarter of 2002, or 64.2% of sales, improving from 67.0% of sales in the previous quarter.

Gross margin in the first quarter of 2002 improved to Euro 19.0 million from Euro 18.3 million in the fourth quarter of 2001.

Selling, General and Administrative (SG&A) expenses for the first quarter of 2002 were Euro 33.9 million compared with Euro 36.2 million for the fourth quarter of 2001.

Adjusted EBITDA losses in this quarter were negative Euro 14.9 million, compared with negative Euro 17.9 million losses in the fourth quarter of 2001. Adjusted EBITDA losses as a percentage of sales decreased from negative 32.3% in the fourth quarter of 2001 to negative 28.1% in the first quarter of 2002. This reflects the increase in gross margins and tight control over SG&A expenses.

Depreciation and Amortisation Expense was Euro 18.1 million for this quarter, decreasing from Euro 19.0 million for the fourth quarter of 2001.

Net Financial Expense for the first quarter 2002 was Euro 20.6 million and consisted primarily of accrued interest on our high yield notes issued in April 1999, December 1999 and July 2000, less interest earned on invested funds, compared to Euro 20.4 million in the first quarter of 2001.

Net Loss for the first quarter 2002 amounted to Euro 33.1 million compared to Euro 62.4 million in the first quarter of 2001 and Euro 58.0 million in the fourth quarter of 2001.

During the next several years the Jazztel Group expects to continue to incur significant net losses and negative cash flows while completing the deployment of its network, developing a significantly expanded range of telecommunication services. The Group's ability to generate positive EBITDA is subject to numerous risks and uncertainties, many of which are out of its control.

Financial Needs and Resources

For the first quarter 2002, total net cash outflows from operations were Euro 62.3 million. Net cash outflows from capital expenditures and acquisitions were Euro 18.5 million.

Jazztel's total cash position at March 31st, was Euro 185.9 million. This includes a total of Euro 83.5 million in restricted cash for the payment of interest on the high yield notes, Euro 19.3 million in the form of a cash deposit pledged to the Government in respect of the commitments for its license obligations regarding Banda26 and a Euro 11.2 million cash counterguarantee in favour of the Ministry of Finance (Agencia Tributaria), regarding the claim against the 2000 spectrum fee for the LMDS license, which is currently being challenged by the Spanish courts. We believe that it is

[6] All figures related to the fourth quarter of 2001 exclude the one off-consolidation adjustment.

unlikely that Jazztel will have full access to those funds during 2002. Excluding them, Jazztel had Euro 71.9 million of freely available cash at March 31, 2002. With those restricted funds, management expects to fund operations until the end of 2002. In addition, Jazztel has a senior credit facility available for its Spanish subsidiary, Jazz Telecom S.A.. As previously announced, Jazztel has obtained a waiver from the lenders under its bank facility that allows Jazztel Plc to negotiate a restructuring of its high yield debt and Jazz Telecom S.A. to borrow up to Euro 50 million, subject to continued compliance with the terms of the facility, until the end of February 2003. Jazztel borrowed Euro 10 million of the revolving credit tranche in April 2002.

Notice to U.S. Shareholders Regarding Passive Foreign Investment Company Considerations (PFIC)

The determination of whether or not Jazztel p.l.c. is a PFIC is a factual determination that must be made annually after the close of each taxable year. As a result, it cannot at present be determined with certainty whether Jazztel p.l.c. will be a PFIC in the current taxable year ending December 31, 2002 or in any future taxable year. This determination will depend on the various sources of Jazztel's income and the relative values of Jazztel's passive assets, such as cash, and the relative values of its non-passive assets, including goodwill. Furthermore, since the goodwill of a publicly-traded corporation such as Jazztel is largely a function of the trading price of its shares, the valuation of that goodwill may be subject to significant change throughout the year. It is possible therefore that Jazztel could become a PFIC for its taxable year ending December 31, 2002 due to changes in the nature of its income or its assets or as the result of a decrease in the trading price of its shares. As noted above, there can be no certainty in this regard however until after the close of the 2002 taxable year. If Jazztel p.l.c. is or becomes a PFIC in any taxable year in your holding period, it generally will remain a PFIC for all subsequent taxable years with respect to you (provided that you do not make either a timely and effective qualifying electing fund election or one of certain other PFIC elections) and you will be subject to special and adverse U.S. federal tax rules upon the receipt of certain distributions from Jazztel and upon the sale of Jazztel stock at a gain. INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE U.S. TAX CONSEQUENCES ARISING FROM THE OWNERSHIP AND DISPOSITION OF AN INTEREST IN A PFIC.

Contact: www.jazztel.com

Investor Relations
Tel: 34 91 2917200
Jazztel.IR@jazztel.com

Andrew Hazell - Press Relations
Tel: 34 91 721 61 40

Certain statements in this release are forward-looking statements that are subject to material risks and uncertainties. Actual results could differ materially from those stated or implied by such forward-looking statements due to risks and uncertainties associated with our businesses, which include among others, competitive and technological developments, risks associated with the Company's growth, construction delays, the development of the Company's markets, regulatory risks, dependence on its major customers and their spending patterns, availability of financing and other risks which are presented in the Company's filings with the US Securities and Exchange Commission, including its annual report on Form 20-F and reports on Form 6-K, and certain European regulatory authorities

(Tables Follow)

# # #

JAZZTEL

JAZZTEL p.l.c. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
In Euro

	December 31, 2001	March 31, 2002
ASSETS		
Current assets:		
Cash and cash equivalents	159,137,256	71,947,627
Restricted Cash	30,470,518	30,496,376
Restricted funds related to Senior Notes	98,293,868	83,503,169
Inventories	4,810,438	5,138,147
Accounts receivable, net of allowance for doubtful Accounts of Euro 19,944,555 and Euro 27,962,484 at December 31, 2001 and March 21, 2002	57,472,208	52,832,153
Prepaid expenses	8,208,225	9,301,098
Taxes receivable	35,986,141	41,463,419
Other current assets	23,394,991	27,924,968
Total current assets	**417,773,645**	**322,606,957**
Property and equipment, net	545,631,356	544,343,205
Intangible assets, net	54,660,085	50,047,896
Debt issuance costs, net	26,721,551	24,094,990
Goodwill, net	16,098,635	16,092,664
Restricted funds related to Senior Notes	0	0
Deposits and other assets	14,791,856	2,000,289
	657,903,483	**636,579,043**
TOTAL ASSETS	**1,075,677,128**	**959,186,000**
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)		
Current liabilities:		
Current maturities of long-term debt	27,215,041	38,348,138
Accounts payable	177,651,183	136,460,996
Accrued expenses and other current liabilities	47,280,558	38,045,169
Income Tax Payable	3,830,000	3,830,000
Deferred income	1,369,080	1,369,080
Total current liabilities	**257,345,862**	**218,053,383**
Deferred income	5,075,066	4,369,091
Deferred Tax Liabilities	20,721,597	30,399,817
Long-term debt	725,745,646	672,215,308
Capital Lease Obligations	96,230,893	94,833,060
Provisions for contingencies	1,150,557	653,310
Minority interests	9,751	(18,012)
Shareholders' equity:		
Common stock, Euro 0.08 par value, 77,500,000 authorized shares, 58,987,763 shares issued and outstanding at December 31, 2000 and 77,500,000 authorized shares and 59,768,800 shares issued and outstanding at December 31 2001	4,781,503	4,788,426
Non-voting stock, 0.01 pound sterling (Euro 0.015) par value at March 30, 2001 and June 30, 2001, 5,000,000 shares authorized, issued and outstanding	75,127	75,127
Additional paid in capital	374,997,309	377,095,501
Warrants	20,109,295	20,059,615
Accumulated deficit	(430,565,478)	(463,608,627)
Total shareholders' equity	**(30,602,244)**	**(61,589,958)**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**1,075,677,128**	**959,186,000**

JAZZTEL

JAZZTEL p.l.c. AND SUBSIDIARIES

STATEMENTS OF OPERATIONS

For the quarters ended March 31 2001, December 31, 2001 and March 31 2002
In Euro, except share data

	Quarter ended March 31, 2001	Quarter Ended December 31, 2001	Quarter ended March 31, 2002
OPERATING REVENUES:			
Telecommunications revenues	46,597,571	55,698,462	53,046,491
Other revenues			
Total operating revenues	**46,597,571**	**55,698,462**	**53,046,491**
OPERATING EXPENSES:			
Cost of sales	(39,030,620)	(32,515,065)	(34,008,361)
Sales, general and administration (Inclusive of Euro 2,404,776 million in non-cash share compensation expense in first quarter of 2001, Euro 1,111,612 in fourth quarter of 2001 and Euro 1,958,167 in first quarter of 2002)	(36,863,600)	(36,891,376)	(35,894,252)
Depreciation and amortization	(12,295,587)	(18,993,636)	(18,121,569)
Total operating expenses	(88,189,808)	(88,400,077)	(88,024,182)
OPERATING LOSS	**(41,592,237)**	**(32,701,615)**	**(34,977,692)**
Other income (expense), net:			
Interest income	7,463,759	7,788,650	3,080,059
Interest expense	(34,872,088)	(31,043,185)	(23,583,167)
Gain / (Loss) on Disposal on marketable securities	7,165,512		
Loss on equity investment		(5,318,467)	
Other income (expense), net	(140,871)	2,588,205	(100,808)
Total other income (expense), net	(20,383,689)	(25,984,797)	(20,603,915)
LOSS BEFORE MINORITY INTERESTS	**(61,975,925)**	**(58,686,412)**	**(55,581,607)**
Minority interests	(83,962)	144,921	27,786
LOSS FROM CONTINUING OPERATIONS	**(62,059,888)**	**(58,541,491)**	**(55,553,821)**
Provision for taxes	(352,530)	(6,197,687)	(107,390)
LOSS FROM CONTINUING OPERATIONS	**(62,412,418)**	**(64,739,178)**	**(55,661,211)**
Extraordinary income, net		9,584,193	22,582,514
NET LOSS	**(62,412,418)**	**(55,154,986)**	**(33,078,697)**
LOSS PER COMMON SHARE			
- basic and diluted	(1.05)	(0.93)	(0.55)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING			
- basic and diluted	59,371,910	59,593,686	59,768,800

JAZZTEL

JAZZTEL p,l,c, AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

In Euro

	Year Ended December 31, 2001	Quarter ended March 31, 2002
OPERATING ACTIVITIES:		
Net loss	(188,928,410)	(33,078,697)
Adjustments to reconcile net loss to net cash used in operating activities:		
Extraordinary loss (gain)	(60,458,164)	(22,582,514)
Minority interests	(116,916)	(27,764)
Amortization of Goodwill	1,650,036	5,971
Amortization of deferred costs (inclusive amortization of debt issuance cost)	3,385,571	783,197
Other depreciation and amortization	59,586,225	18,117,141
Non–cash provisions for losses	14,067,856	6,330,286
Loss (Gains) on disposal of marketable securities	(7,165,512)	
Foreign currency exchange loss	6,503,639	1,711,089
Non-cash gain on disposal of subsidiaries options and shares in subsidiary to employees	8,325,940	1,958,167
Inventories	(811,794)	(437,502)
Accounts receivable	(18,644,074)	(1,580,438)
Prepaid expenses, taxes receivable and other current assets	910,759	(11,100,128)
Deposits and other assets	7,980,775	
Accounts payable and accruals	(332,993)	(50,425,576)
Accrued Income tax payable	3,830,000	
Movement in funds held in Escrow		14,790,700
Deferred Income	(1,085,801)	
Accrued interest	(4,058,391)	13,277,436
Net cash used in operating activities	(175,361,254)	(62,258,631)
INVESTING ACTIVITIES:		
Purchase of property and equipment	(175,030,755)	(19,005,845)
Acquisitions, net of cash acquired	(19,252,199)	
Acquisitions of intangible assets	(15,519,134)	484,383
Issuance of loans to directors	(12,057,681)	
Cash proceeds from the sale of marketable securities	98,768,915	
Net cash used in investing activities	(123,090,854)	(18,521,462)
FINANCING ACTIVITIES:		
Movement in funds held in Escrow	108,934,864	
Restricted cash	(11,175,906)	(25,857)
Debt Issuance costs	(3,787,816)	1,843,364
Deferred Income		(435,974)
Sale of Property and Equipment		6,304,661
Deposits and other assets		1,057,479
Reimbursement of loans to directors		11,734,087
Proceeds from exercise of share options and warrants	789,876	97,192
Issuance of share capital		75
Merge of unconsolidated subsidiary	(301,117)	
Share Issuance Costs	(4,785,407)	
Early extinguishments of long term debt	(41,499,549)	(22,945,146)
Borrowings of long-term debt		(497,247)
Payments of long-term debt	(6,420,931)	(3,542,172)
Net cash provided by / (used in) financing activities	41,754,014	(6,409,537)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(256,698,094)	(87,189,630)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	415,835,350	159,137,256
CASH AND CASH EQUIVALENTS AT END OF PERIOD	159,137,256	71,947,626